Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 17, 2008.

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No.

$ The Goldman Sachs Group, Inc. Medium-Term Notes, Series B Zero Coupon Notes

We will pay the redemption price of the notes on the initial maturity date of     , 2009 (or if that day is not a business day, the immediately preceding business day) and, with respect to notes the maturity of which has been extended as discussed below, on the applicable subsequent maturity dates. If the notes are held until the anticipated final maturity date, we will pay an amount equal to the face amount of your notes. We will not pay you interest. The initial maturity date is the date that is 397 calendar days after the original issue date of the notes. Holders will be entitled to extend the maturity date of any of their notes as of the date on which such notes would have matured but for such election to the date occurring 397 calendar days from such date (or if that day is not a business day, the immediately preceding business day) in accordance with the procedures described in this prospectus supplement. If a holder does not extend the maturity date of a note, that holder will receive a non-extendible substitute note for any note not so extended, which substituted note will have the same terms as the original note except that the substituted note will not be extendible and it will have a different CUSIP number. The substitute note will retain the then current maturity date of the original note. In no event may the maturity of any note be extended beyond the final maturity date, which will be determined in accordance with the procedures described in this prospectus supplement and specified in the final prospectus supplement that will be delivered to you. The notes are not redeemable by us.

You could lose a substantial portion of your investment in the notes. If you elect not to extend your notes as of any applicable maturity date (except the final maturity date), we will pay you a redemption price calculated by discounting the face amount of your note from the final maturity date to the applicable maturity date using the applicable redemption discount rate. The redemption price could fluctuate significantly over the course of the life of your notes based on underlying volatility in the U.S. interest rate swap market. As such, the redemption price you receive may be less than the notional accrued value of your notes using an implied fixed rate from the original issuance, and you may lose an amount of your investment, which could be significant, if the redemption price as of the applicable maturity date is less than the original issue price of your note. In addition, the redemption price may be significantly less than it would have been had we calculated the redemption price at the time you are required to make an irrevocable decision not to extend the maturity date because we will calculate the redemption price only 5 business days before the applicable maturity date. But you will receive the face amount of your notes if you hold them until the final maturity date.

Your investment in the notes involves a number of risks. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-2 so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. Goldman, Sachs & Co. and its affiliates do not currently intend to make a market in the notes and there can be no assurance that they will do so in the future. However, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in any note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used by them in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated     , 2008.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of This Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Expected to Be Significantly Less Than the Original Issue Price

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Principal of Your Notes Is Not Protected

If you do not extend the maturity date of your notes until the final maturity date in the manner described in this prospectus supplement, we will pay you the redemption price on the applicable maturity date with respect to the portion of your notes that you have elected not to extend. The redemption price will be calculated by discounting the face amount of your note from the final maturity date to the applicable maturity date using the applicable redemption discount rate. Thus the redemption price paid to you will be less than the face amount of your notes. The redemption price could fluctuate significantly over the course of the life of your notes based on underlying volatility in the U.S. interest rate swap market. As such, the redemption price you receive may be less than the notional accrued value of your notes using an implied fixed rate from the original issuance, and you may lose an amount of your investment, which could be significant, if the redemption price as of the applicable maturity date is less than the original issue price of your note. You will receive the face amount of your notes if you hold them until the final maturity date.

Also, the market price of your notes prior to the final maturity date may be significantly lower than the original issue price you pay for your notes. Consequently, if you sell your notes before the final maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Notes are Not Designed to be Short-Term Trading Instruments

If you do not extend the maturity date of your notes, the redemption price we pay for your notes on the applicable maturity date may be at a substantial discount from the original issue price. The potential returns described in this prospectus supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The Redemption Price May Decrease After Your Decision Not to Extend the Maturity of Your Notes

Your decision to not extend the maturity date of your notes will become irrevocable immediately after the applicable election date, but we will not calculate the redemption price until five business days before the applicable maturity date. Therefore, you will not know the redemption price at the time you make your election. The redemption price could fluctuate significantly over the course of the life of your notes, including during the period after you have made your decision not to extend the maturity of your note and before the date the redemption price is determined, based on underlying volatility in the U.S. interest rate swap market. As such, the redemption price you receive may be less than the notional accrued value of your notes using an implied fixed rate from the original issuance, and you may lose a potentially significant amount of your investment, if the redemption price as of the applicable maturity date is less than the original issue price of your note (or less than the amount that you might have received on your note had it matured on a prior maturity date). In addition, the redemption price may be significantly less than it would have been had we calculated the redemption price at the applicable election date.

The Market Value of Your Notes May Be Influenced by Many Factors

The value of the notes will be affected by a number of factors that may either offset or magnify each other, including:

•	the time to maturity of the notes;

•	interest and yield rates in the market generally, as well as the volatility of those rates;

•	economic, financial, political, regulatory or judicial events that affect the debt markets generally; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Any of these factors could negatively impact the value of the notes.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The treatment of your notes for U.S. federal tax purposes is highly uncertain. We believe it is reasonable to treat the final maturity date as the maturity date for your notes and on that basis, you should accrue original issue discount in an amount equal to the excess of the amount required to be paid on the final maturity date less the issue price for the notes. However, alternative characterizations are possible. Furthermore, if you do not elect to extend the maturity date of your notes, it is unclear how you should continue to accrue interest. Please see “Supplemental Discussion of Federal Income Tax Consequences” below on page S-8.

SPECIFIC TERMS OF YOUR NOTE

Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. References to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the notes should read the section in the accompanying prospectus entitled “Legal Ownership and Book-Entry Issuance”. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006 as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

The notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, issued under our senior debt indenture. This prospectus supplement summarizes specific financial and other terms that will apply to the notes; terms that apply generally to all of our debt securities in “Description of Debt Securities We May Offer” are described in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling. The specific terms of this series of notes we are offering will be as follows:

Type of note: zero coupon note

Face amount: $

Specified currency - principal: U.S. dollars

Denomination: $250,000 and integral multiples of $1 in excess thereof

Original issue date (settlement date):     , 2008

Original issue price:

Original issue discount (OID):     %

Underwriting discount:

Net proceeds to The Goldman Sachs Group, Inc.:     %

Interest rate: not applicable

Initial maturity date:     , 2009, which is the date that is 397 calendar days following the original issue date, or if that day is not a business day, the immediately preceding business day

Maturity dates upon extension: if a holder of a note elects to extend the maturity date in respect of any face amount of $250,000 and integral multiples of $1 in excess thereof of that note in accordance with the procedures described below, the maturity of such face amount of such note will be extended to the date that is 397 calendar days after the exchange date (as described below), or if that day is not a business day, the immediately preceding business day

Final maturity date:

Elections to extend the maturity of a note: The holder of a note may elect to extend the maturity of any face amount of $250,000 and integral multiples of $1 in excess thereof of that note during the notice period relating to each election date (as described below). A holder’s election to extend the maturity of any note will cause the maturity of those notes to be extended to the date that is 397 calendar days following such exchange date; provided that if that 397th calendar day is not a business day, the maturity date of those new notes will be the immediately preceding business day. In no event will the maturity of any note be extended beyond the final maturity date

For example, your election on     , 2009 (the initial election date) to extend the maturity date of a note will cause the maturity date of that note to be extended from     , 2009 (the initial maturity / exchange date) to     , 2010 (or

the immediately preceding business day, if     , 2010 is not a business day)

Election dates: The election dates will be each date that is 30 calendar days before the date that would be the then current maturity date. But if an election date would otherwise be a day that is not a business day, the election date will be postponed to the immediately following business day. The first election date will be     , 2009. The last election date for any note then outstanding will be disclosed to you in the final prospectus supplement.

To make an election to extend the maturity of the notes effective on any election date, the holder of your note must deliver a notice of election during the notice period for that election date. The “notice period” for each election date will begin on the sixth business day prior to the election date and end at 5:00 P.M., New York City time, on the business day immediately preceding the election date.

A notice of election must be delivered to the trustee for the notes, through the normal clearing channels described in more detail under “Form, Exchange and Transfer of Notes – Other Terms” below, on or after the first business day of the notice period and no later than 5:00 P.M., New York City time, on the last business day in the notice period relating to the applicable election date. Upon delivery to the trustee of a notice of election to extend the maturity of the notes or any portion thereof during any notice period, that election will be revocable during each business day of such notice period, until 5:00 P.M., New York City time, on the last business day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

If, with respect to any election date, the holder of your note does not make a timely and proper election to extend the maturity of all or any portion of the face amount of your notes, the face amount of your notes for which no such election has been made will be due and payable on the then current maturity date. The face amount of your notes for which such election is not exercised will be represented by a substitute note issued as of such election date. The substitute note so issued will have the same terms as the original note, except that it will not be extendible, it will have a different CUSIP number and its non-extendible maturity date will remain the then current maturity date. Your election to extend the note’s maturity during any given notice period will apply only to the election date relating to such notice period.

For example, if you do not elect to extend the maturity date of the notes effective as of the     , 2009 election date, you will receive a substitute note. The maturity date on that substitute note will remain the then current maturity date, or     , 2009 (or the immediately preceding business day, if     , 2009 is not a business day). If you initially extended the maturity of your notes on the     , 2009 election date, but do not elect to extend the maturity date of your notes effective on the     , 2010 election date, you will receive a substitute note. The maturity date on the substitute note will remain the then current maturity date, or     , 2010 (or the immediately preceding business day, if     , 2010 is not a business day).

The failure to elect to extend the maturity of all or any portion of your notes will be irrevocable and will be binding upon any subsequent holder of those notes. All determinations as to the effectiveness of an election to extend the maturity of all or a portion of your notes will be made by the trustee in its sole discretion.

Exchange date: any date that would otherwise be a maturity date but for a holder’s election to extend the maturity date of that note in accordance with the procedures discussed above

Amount payable at maturity: as of each applicable maturity date, the redemption price as of such date, and, as of the final stated maturity, your face amount

Redemption price: (1) as of the applicable maturity date, an amount in cash equal to the face amount of your note discounted from the final maturity date to the applicable maturity date at a rate equal to the redemption discount rate determined as of the date that is five business days before the applicable maturity date, compounded on an annual basis and computed on the basis of a

360-day year consisting of twelve 30-day calendar months; and (2) as of any date on or after the final maturity date, the face amount of your note

Redemption discount rate: as of any date of determination, a percentage equal to the sum of (1) the mid-market yield-to-maturity of the current “on-the-run” U.S. Treasury with a maturity equal to the final maturity date, calculated by interpolation from rates that appear on the Reuters Screen 19901 Page as of 11:00 a.m., New York City time, on that date of determination plus (2) the simple average of the bid and ask of the swap spread corresponding to such yield on such page, calculated in the same manner plus (3) the then applicable spread (as defined below). If such rates and spreads do not appear on the Reuters Screen 19901 Page, the rate for that date of determination will be determined by the calculation agent and will be a percentage equal to the yield-to-maturity based on the secondary market mid-market prices plus a corresponding swap spread as of 11:00 a.m., New York City time, on that date of determination of three leading primary U.S. government securities dealers in New York City, selected by the calculation agent, (from five such dealers and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest) for U.S. Treasury securities with a maturity equal to the final maturity date and taking a simple average of the remaining three values plus the then applicable spread

Applicable spread: 4.5% to but excluding the initial maturity / exchange date. The applicable spread will step down by 0.01% on the initial exchange date and each subsequent exchange date

Repayment upon event of default: (1) as of any date before the final maturity date, the redemption price as of the immediately preceding exchange date (or, if before the initial maturity / exchange date, the original issue price of your note), and (2) as of any date on or after the final maturity date, the face amount of your note

Redemption at the option of the issuer: not applicable

Gross-up and call in the case of tax law changes: not applicable

Business days: New York

CUSIP No.:

Calculation Agent: Goldman, Sachs & Co.

Listing: none

OTHER TERMS

Because the notes will be issued in registered global form and remain on deposit with the applicable depositary for the notes, as described above and under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus, the holder of your notes must exercise the option to extend the maturity of your notes through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your notes, so that it can deliver notice of your election to the trustee prior to 5:00 P.M., New York City time, on the last business day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the notes to notify the depositary of your election to extend the maturity of your notes in accordance with the then applicable operating procedures of the depositary.

The depositary must receive any notice of election from its participants no later than 5:00 P.M., New York City time, on the last business day in the notice period for any election date. Different firms have different cut-off times for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the notes to ascertain the cut-off time in order to ensure that timely notice will be delivered to the depositary.

None of Goldman Sachs, the trustee or any agent of either of them will have any liability to the holder or any direct participant, indirect participant or beneficial owner for any delay in exercising the option to extend the maturity of a note.

Goldman Sachs makes no recommendation as to whether you should extend the maturity of a note. You are urged to consult your advisors as to the desirability of exercising your right to extend the maturity of the notes.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders.

It applies to you only if you purchased your notes in the initial offering and you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

The treatment of your notes for U.S. federal tax purposes is highly uncertain. The description below is a reasonable interpretation of the relevant authorities.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Classification of the Notes

For reasons described below in the following section, we believe it is reasonable to treat the final maturity date as the maturity date for your notes and we intend to treat the notes in such a manner for tax purposes, including for tax reporting purposes. If your notes are so treated, you should accrue original issue discount in an amount equal to the excess of the amount required to be paid on the final maturity date less the issue price for the notes. Please see a detailed discussion on the tax treatment of the original issue discount on your notes under “United States Taxation – Original Issue Discount” in the accompanying offering circular. Except as otherwise described below under “Alternative Treatments”, the following discussion assumes it will be so treated.

U.S. Holders That Elect to Extend the Maturity Date

Subject to the discussion below, an election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes.

Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations.

The Modification Regulations do not specifically address the unique features of the notes (including their economic equivalence to a debt instrument whose maturity date is the final maturity date containing put options). However, under the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”), for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument (the “Option Rule”).

Because the applicable spread for the redemption discount rate will periodically decrease during the term of the notes from an initial amount equal to 4.5% to an amount equal to     % as of the last exchange date, it would be reasonable to treat original holders of the notes as deemed, by analogy to the Option Rule described above, to elect to extend the maturity of the notes until the final maturity date of the notes.

Although it is unclear how the OID Regulations apply in conjunction with the Modification Regulations, we believe that it is reasonable to treat the final maturity date as the maturity date of the notes for purposes of the Modification Regulations, and thus an election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described above should not be treated as a deferral of any scheduled payments under the notes for purposes of the Modification Regulations. Accordingly, we believe that it is reasonable that the exercise of such election should not be treated as a taxable event for U.S. federal income tax purposes.

U.S. Holders That Do Not Elect to Extend the Maturity Date

If you do not elect to extend the maturity date of your notes, as of any election date, you will not be subject to U.S. federal income tax in connection with such non-election and your notes should be treated, solely for the purpose of determining the original issue discount on the non-extendible substitute notes, as retired and then reissued on the election date upon which you did not make an election to extend the maturity date of your notes. It is unclear how you should continue to accrue interest at such time. It is possible that your notes will be subject to the special rules governing contingent payment debt instruments for the remaining life of your notes. You should consult your own tax advisor regarding the application of such rules and all other U.S. federal income tax consequences of an election not to extend the maturity date of your notes.

Alternative Treatments

You should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the notes described above. It is possible that the notes might be treated as having a maturity date on the initial maturity date, with options to extend such maturity date. Under such treatment, your notes will likely be subject to the special rules governing contingent payment debt instruments. Each extension will likely be a taxable exchange; however, you might be able to defer any gain or loss. You should consult your tax advisors regarding the U.S. federal income tax consequences of such treatment.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified above under Specific Terms of Your Note. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price.

Goldman, Sachs & Co. and its affiliates do not currently intend to make a market in the notes and there can be no assurance that they will do so in the future. However, in the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. Please note that the information about the original issue price and the net proceeds to The Goldman Sachs Group, Inc. specified above under Specific Terms of Your Note relates only to the initial sale of the offered notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on July     , 2008, which is the fourth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the third business day before delivery will be required, by virtue of the fact that the notes are initially expected to settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the offered notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Additional Risk Factors Specific to Your Notes	S-2
Specific Terms of Your Note	S-4
Other Terms	S-7
Supplemental Discussion of Federal Income Tax Consequences	S-8
Employee Retirement Income Security Act	S-11
Supplemental Plan of Distribution	S-12

Prospectus Supplement dated December 5, 2006
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Zero Coupon Notes due

Medium-Term Notes, Series B

Goldman, Sachs & Co.